Greenville Federal Financial Corporation

March 16, 2007
VIA EDGAR
Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
     Re: Greenville Federal Financial Corporation
            File No. 000-51668
Dear Mr. Nolan:
     The following information is provided in response to your comment letter dated March 9, 2007, pertaining to the Greenville Federal Financial Corporation Form 10-KSB for the Fiscal Year Ended June 30, 2006.
Exhibit 13 — 2006 Annual Report
Consolidated Financial Statements
Note B — Investment and Mortgage-Backed Securities, page 34
Comment 1
     We note your response to comment two of our letter dated February 15, 2007. You disclose that the target duration of the fund’s investments are generally between six months and one year and that you expect unrealized losses on the asset management fund to recover as the underlying adjustable-rate securities reprice. With respect to your conclusion that the fund’s net asset value is expected to recover as the underlying securities reprice, please tell us your estimate of the forecasted time period in which the asset management fund investment will recover its value up to your cost basis.
     Management of Greenville Federal Financial Corporation (the “Company”) has reviewed the performance of the net asset value of the Ultra Short Mortgage Fund (the “Fund”) over its history and has noted that the Fund’s net asset value increases or decreases according to movements in the interest rates in the economy. During the Fund’s history, there were two specific time periods that reflected interest rate conditions similar to those evident in the economy at this time, specifically, a period following a series of systematic increases in the federal feds target rate by the Federal Reserve Open Market Committee (“FOMC” or the “Fed”). As noted in the previous response, the Fund’s net asset value declines in reaction to increases in interest rates.

690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548–4158

     In these two prior periods, in the timeframe following the final in a series of interest rate increases, the Fund’s net asset value tended to increase from its lows and, upon a reduction in interest rates in the economy, the net asset value increased significantly over a time period ranging from approximately six to eighteen months.
     For example, February 1994 through December 1994, was a period during which the FOMC increased the federal funds target rate. The Net Asset Value (the “NAV”) of the Fund decreased from $9.96 to $9.72. During the period December 1994 to May 1995, the Fund’s net asset value increased from $9.72 to $9.92, due primarily to a decrease in short-term interest rates while the federal funds target rate remained stable.
     Similarly, from April 1999 to May 2000, the Fund experienced a decline in net asset value from $9.93 to $9.81. During that period, short-term interest rates were rising, accompanied by increases to the federal funds target rate by the FOMC. From May 2000 to October 2001, the Fund’s net asset value increased from $9.81 to $9.97, due primarily to a decrease in short-term interest rates accompanied by decreases in the federal funds target rate by the FOMC.
     Based upon these two specific periods in the Fund’s history, management believes it is not unreasonable to anticipate that the Fund will exhibit a similar response and that the net asset value will continue to increase given a continuation of the current period of stable interest rates. It should be noted that from June 2004 through June 2006, the FOMC increased the target federal funds rate seventeen times for a total of 4.25%. During this period the NAV reached a low of $9.65. The FOMC has kept the federal funds target rate stable since June 2006, and the NAV has increased to $9.69 as of March 12, 2007.
     Management further anticipates that given a decline in short-term interest rates and/or a decline in the federal funds target rate, a sharp increase in the net asset value will occur over an estimated time period of twelve-to twenty-four months. However, management is unable to predict with any degree of certainty how or when future changes in short-term interest rates or the federal funds target rate may occur.
Comment 2
     Referring to your September 28, 2005, correspondence to the SEC in response to comment 34, you stated that in a period of rising interest rates management would expect the fund to experience a short-term decline in fair value, followed by enhanced performance over an intermediate timeframe. Please clarify for us how you define the “short-term” with respect to your expected decline in fair value in a period of rising interest rates and how you define an “intermediate timeframe” with respect to expected enhanced performance. In addition, please clarify whether expected enhanced performance refers to recovery of market value in general or specifically a recovery of market value up to at least your cost basis.
     In our response letter dated September 28, 2005, we stated that “in a period of rising interest rates management would expect the Fund to experience a short-term decline in fair value, followed by enhanced performance over an intermediate timeframe.” This comment was similarly based upon management’s review of the performance of the Fund’s net asset value over its history. Since the Fund has been in existence since 1991, management had the opportunity to

690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548–4158

review the Fund’s net asset value performance over several interest rate cycles. It is very clear from this review that the Fund’s net asset value declines, and may decline rapidly, upon commencement of, and during a period of rising interest rates, and that the Fund’s net asset value increases during a period of stable interest rates, and the net asset value may increase rapidly, upon commencement of and during a period of declining interest rates. We wish to clarify that the phrase “expected enhanced performance” related to recovery of the net asset value up to at least the Company’s cost basis. Our use of the phrase “short-term” was meant to indicate that, based upon observations of the Fund’s performance, a rising interest rate environment can be expected to cause a corresponding immediate decline in the net asset value of the Fund during the period of the interest rate change. Our use of the phrase “intermediate-timeframe” was intended to convey, again based upon observations of the Fund’s net asset value performance over its history, that in the stable interest rate period that tends to follow a period of interest rate increases, the net asset value can be expected to increase, but that a rapid increase is not expected to occur until and unless there is a decrease in the interest rates in the economy.
     As discussed above, management noted that the interest rate cycle in effect from June 2004 through June 2006 exhibited a period of rising interest rates that lasted longer and involved a greater adjustment to the federal funds target rate than at any time during the Fund’s existence. As a result, the decline in the net asset value was more pronounced than it had previously exhibited and during this time the NAV reached a low of $9.65. However, management does not anticipate the underlying fundamental response to the Fund’s net asset value to change from what it has shown in the past. Management fully expects the Fund’s net asset value to continue to increase given a continuation of the stable interest rate environment. For example, the FOMC has maintained a stable interest rate environment since June 2006, and the NAV has increased to $9.69 as of March 12, 2007. Should a decline in short-term interest rates or in the federal funds target rate occur, management expects the Fund’s net asset value to recover up to the Company’s cost basis over a twelve to twenty-four month timeframe.
     Please contact me at (937) 548-4158 with any questions you may have concerning the preceding response.

Sincerely,

/S/David M. Kepler
President & CEO

690 Wagner Avenue • Greenville, OH 45331 • Phone (937) 548–4158